U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C.  20549


                           FORM
12b
-25

                   NOTIFICATION OF LATE FILING


[X] Form 10-K   [ ] Form
20F
   [ ] Form 11-K   [ ] Form 10-Q
[ ] Form N-SAR

For the Period Ended March 31, 1999.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:
PHANTOMFILM.COM
, formerly "PANTHER RESOURCES
LTD
 ."

Address of Principal          Suite 400, 1111 W. Georgia Street
Executive Office:             Vancouver, British Columbia
V6E

4M3

                              Canada

                PART II - RULES
12b
-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule
12b
-25(b) [Section 23,047], the following should be completed.
(Check box if appropriate)

     [X]  (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

     [X]  (b)    (
i
) The subject annual report, semi-annual report, transition report on Form 10-K, Form
20F
, 11-K or Form
N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [ ]       (ii) The subject quarterly report or transition
report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule
12b
-25(c) has been attached if applicable.

                       PART III - NARRATIVE

          The Company is in the process of completing its audited financial statements for the year ended March 31, 1999. It is anticipated that these financial statements will be completed on or before July 15, 1999.

                   PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Branden T. Burningham, Esq.
               455 East 500 South, Suite 205
               Salt Lake City, Utah  84111
               Telephone:  (801) 363-7411

          (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


PHANTOMFILM.COM
 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 18/99                            /s/ Katharine
Johnston

      -----------------                       ----------------------------
                                              Katharine Johnston, Vice
                                              President and Director